4-30-02

02033194

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of APRIL, 2002

MADISON ENTERPRISES CORP. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News release dated April 25, 2002,

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.
(Registrant)

Date: May 2, 2002

By: ____
James G. Stewart

Its: Corporate Secretary
(Title)

MADISON
ENTERPRISES CORP.

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9
Tel. (604) 331-8772 • Fax (604) 331-8773 or (604) 688-0063

April 25, 2002

Trading Symbol: CDNX-MNP
OTC\BB-MDSEF

NEWS RELEASE

Madison Enterprises Corp. ("**Madison**") reports that it is negotiating to acquire an interest in a gold property in the State of Nevada.

On behalf of the Board of Directors of
MADISON ENTERPRISES CORP.

Chet Idziszek, President